Exhibit 12
AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended March 31, 2017	Year ended December 31, 2016
Earnings before income taxes	$223	$787
Undistributed equity in losses (earnings) of investees	2	(25)
Fixed charges:
Interest on annuities	196	800
Interest expense	21	76
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	6	23
EARNINGS	$448	$1,662

Fixed charges:
Interest on annuities	$196	$800
Interest expense	21	76
Debt discount, expense and other fixed charges	—	1
Portion of rentals representing interest	6	23
FIXED CHARGES	$223	$900

Ratio of Earnings to Fixed Charges	2.01	1.85

Earnings in Excess of Fixed Charges	$225	$762

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